China SHESAYS Medical Cosmetology Inc.

November 3, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	China SHESAYS Medical Cosmetology Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 15, 2011
File No. 333-171574

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 29, 2011 (the “Comment Letter”), addressed to Yixiang Zhang, the Chief Executive Officer of China SHESAYS Medical Cosmetology Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on August 15, 2011 of Amendment No. 3 to Registration Statement on Form S-1 pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

References in this response letter to the “Amendment” are to our Pre-Effective Amendment No. 4 to our Registration Statement on Form S-1 (File No. 333-171574), which we filed with the Commission separately via EDGAR today. In order to facilitate your review, we have reproduced each of the Staff’s comments below, followed by our response to such comment. Page number references contained in the responses below are to the Amendment. For the convenience of the Staff, we are enclosing in the Federal Express package two clean and marked copies of the Registration Statement. The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 3 to Registration Statement.

General

1.	Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

RESPONSE: Please be advised that we have updated our financial statements and related Management Discussion and Analysis in the Amendment.

Market Price of and Dividends on the Registrant's Common Equity and Related Matters, page 25

2.	Please reinstate the market price disclosure from your fourth quarter ended December 31, 2010 and update for your quarter ended June 30, 2011. See Item 201(a)(1)(iii) of Regulation S-K.

RESPONSE: Please be advised that we have revised our market price disclosure in the Amendment to reinstate the high and low market prices of our stock from our fourth quarter ended December 31, 2010 and for the quarter ended June 30, 2011.

Business, page 26

3.	We have reviewed your response to prior comment 3. Please disclose on pages 28 and 29 that you and BOAN have never received any service fees from your operating company.

RESPONSE: Please be advised that we have disclosed on page 29 of the Amendment that the Company and BOAN have never received any service fees from our operating company to date and that we expect to receive service fees commencing on April 28, 2013.

4.

On pages 12, 42 and 43, you disclose that if there is extra expense occurred and needs to be paid during the period, you can borrow from SHESAYS to settle such amount. Please disclose which agreement provides for this or if this is an oral agreement between the parties. Please also expand your disclosure to describe any obligations or limitations on the borrowing. For example, is there a maximum amount that you can borrow?

RESPONSE: Please be advised that we have revised the disclosure regarding the borrowing arrangement between the Company and SHESAYS in the Amendment to clarify that, based on an oral agreement between the parties, we can borrow funds from SHESAYS to settle any amounts incurred before April 27, 2013 and there are no limitations on the amounts we can borrow from SHESAYS.

Competition, page 29

5.	We have reviewed your response to prior comment 5:

  Under “management advantage”, you disclose that your senior management is comprised of various experts. Please provide us with support for your belief that such persons are “experts.” Alternatively, please delete your reference to experts.

  Under “management advantage”, you also disclose that you set up an efficient management system to guarantee your target customers could find you, and the quality of the surgery could satisfy your customers’ needs. It does not appear that this is something that you can guarantee will occur. Please delete the reference to “guarantee.”

  Under “equipment advantage”, you disclose that your equipments are of higher quality and stability to ensure surgery’s safety. Please delete these statements unless you can support each statement.

RESPONSE: Please be advised that we have revised our disclosure regarding the management advantage and equipment advantage in the Amendment to delete the above references.

Management’s Discussion and Analysis

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues, page 40

6.

Please refer to your revised disclosure in response to our comment six. Where you have indicated that revenues increased as result of the increase in the number of customers, please quantify the number of customers for the periods presented. This also applies to your disclosure for the interim period. Additionally, please further explain the disproportionate increase in cost of revenue for cosmetic surgery services in comparison to the revenue increase. Lastly, please disclose the cost of revenues for each cosmetology category, for the interim periods.

RESPONSE: Please be advised that we have revised our disclosure in the Management’s Discussion and Analysis section of the Amendment to include the following:

Total revenue. Total revenue increased by approximately $3.3 million or 37.8% to approximately $12.2 million in 2010 from approximately $8.8 million in 2009. Our sales growth was driven by sales from our new outpatient clinics in Leshan, Yibin and Zigong, and our continued efforts to attract new customers in the headquarter hospital. We had approximately 25,682 customers visited our headquarter hospital and three clinics in 2010 compared to approximately 20,514 customers in 2009.

The following table sets the revenue generated from each of our cosmetology categories for the periods indicated.

REVENUE

	For the year ended December 31,
			Increase/	%
	2010	2009	(Decrease)	Change
Cosmetic surgery services	$6,195,516	$4,835,389	$1,360,127	28.1%
Professional medical beauty services	4,940,433	2,998,806	1,941,627	64.7%
Cosmetic dentistry services	427,427	579,822	(152,395)	-26.3%
Sales of goods	609,855	420,656	189,199	45.0%
Total revenue	$12,173,231	$8,834,673	$3,338,558	37.8%

Revenue generated from Cosmetic Surgery Services increased 28.1% to $6.2 million in 2010, mainly due to enhanced marketing activities and increase in number of cosmetic surgery customers. During 2010, a total of 25,682 customers visited our hospital and clinics, compared to 20,514 in 2009, and we provided services to 18,951 and 15,385 customers in 2011 and 2010, respectively. Revenue generated from Professional Medical Beauty Services increased 64.7% to $4.9 million in 2010 as we increased investment in advertising for these services during 2010. Revenue generated from Cosmetic Dentistry Services decreased 26.3% to $0.4 million in 2010. The decrease was primarily due to our strategy in 2010 focusing on cosmetic surgery services and professional medical beauty services. Revenue generated from Sales of Goods increased 45.0% to $0.6 million due to increased efforts of our staff to sell cosmetic products when servicing customers.

For 2010, revenue of our current headquarter hospital increased by 32.2% to $11.7 million, from $8.8 million in 2009. Three new clinics launched in 2010 contributed approximately $0.5 million to revenue.

	Year Ended December 31,
	2010		2009
Location
Sichuan Shesays	$11,676,294	96.0%	$8,834,673	100.0%
Leshan Jiazhou Shesays	272,412	2.2%	-	-
Yibin Shesays	158,336	1.3%	-	-
Zigong Shesays	66,189	0.5%	-	-
Total sales	$12,173,231	100.0%	$8,834,673	100.0%

Cost of revenue. Our cost of revenue, which includes cost of service revenue, cost of goods sold and depreciation, increased by approximately $0.8 million, or 29.3% to approximately $3.4 million in 2010 from approximately $2.6 million in 2009. As a percentage of net revenue, the cost of revenue decreased approximately by 1.8% to 27.5% in 2010, from 29.3% in 2009. The increase in cost of sales was mainly due to the increase in revenue during the year. The disproportionate increase in cost of revenue for cosmetic surgery services in comparison to the revenue increase was mainly due to the customer demand for non-implant surgery services with less cost of revenue increased in 2010 compared to 2009.

COST OF REVENUE

	For the year ended December 31,
	2010	2009	(Increase)/Decrease	%
				Change
Cosmetic surgery services	$(1,762,733)	$(1,536,779)	$(225,954)	14.7%
Professional medical beauty services	(847,827)	(517,428)	(330,399)	63.9%
Cosmetic dentistry services	(164,928)	(168,547)	3,619	-2.1%
Sales of goods	(228,078)	(162,705)	(65,373)	40.2%
Depreciation	(349,328)	(206,831)	(142,497)	68.9%
Total cost of revenue	$(3,352,894)	$(2,592,290)	$(760,604)	29.3%

Gross profit. Our gross profit increased by approximately $2.6 million, or 41.3% to approximately $8.8 million in 2010 from approximately $6.2 million in 2009. Gross profit as a percentage of net revenue increased by 1.8% to 72.5% in 2010 as compared to 70.7% in 2009, mainly due to the increased revenue during the period. Our higher gross margin was primarily due to economies of scale obtained from business expansion.

Total Operating Expenses. Our total operating expenses increased by approximately $3.6 million or 83.9% to approximately $7.8 million in 2010 from approximately $4.2 million in 2009. As a percentage of net revenue, total operating expenses increased from 47.9% in 2009 to 64.0% in 2010. The increase in our total operating expenses was mainly attributed to the increase of $1.2 million in selling, general and administrative expenses, the increase of $1.7 million of advertising costs, as well as the increase of $0.6 million in professional and consultant fees.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by approximately $1.2 million, or 44.0% to approximately $3.9 million in 2010 from approximately $2.7 million in 2009. As a percentage of net revenue, selling, general and administrative expenses increased by 1.4% to 31.7% in 2010, as compared to 30.3% in 2009. The increase in expenses was mainly due to the increase in salary cost, leasing expenses of three new clinics and current headquarter hospital and pre-operating expenses related to the planned opening of our new flagship hospital.

Advertising costs. Our advertising costs increased by approximately $1.7 million or 133.6% to approximately $3.0 million in 2010 from approximately $1.3 million in 2009. Advertising costs as a percentage of net revenue increased by 10.2% to 24.8% in 2010 as compared to 14.6% in 2009. The increase in our advertising expenses was mainly contributable to the increase in marketing expenses and promotion of the brand name of “SHESAYS” in Sichuan’s cosmetology market.

Professional and consultant fees. Our professional and consultant fees increased by approximately $0.6 million or 418.4% to approximately $0.7 million in 2010 from approximately $0.1 million in 2009. As a percentage of net revenue, professional and consultant fees were increased from 1.6% in 2009 to 5.9% in 2010. The significant increase in our professional and consultant fees was mainly attributed to expenses incurred related to being a public company.

Income from operations. Our income from operating decreased by approximately $1.0 million or 48.7% to approximately $1.0 million in 2010 from approximately $2.0 million in 2009. As a percentage of net revenue, our income from operations was 8.5% in 2010 and 22.7% in 2009. This decrease in income from operations was primarily due to the increase in operating expenses offset by the increase in revenue.

Other Income (Expenses). Other income (expenses), consisting primarily of interest income, interest expenses, imputed interest, and other miscellaneous expenses, increased by $66,287 to $80,930 expenses in 2010 from $14,643 expenses in 2009. The increase was primarily due to the increase in interest expenses as a result of the short term loan of $0.9 million obtained from Bank of Chengdu in 2010.

Income before taxes. Our income before income taxes decreased by approximately $1.0 million or 52.3% to approximately $0.9 million in 2010 from approximately $2.0 million in 2009. As a percentage of net revenue, our income before income taxes decreased by 14.8% to 7.8% in 2010, as compared to 22.6% in 2009. This decrease of income before income taxes was primarily attributable to the increase in operating expenses in 2010.

Income taxes. We incurred income taxes of approximately $0.4 million in 2010, with an increase of approximately $0.2 million or 87.8% over approximately $0.2 million in 2009. The increase was mainly due to the expiration of the special income tax assessment basis which was calculated based on the net income for income tax purpose assessed at 10% of services revenue with the applicable tax rate of 25% in 2009. From 2010 onwards, China SHESAYS has an income tax rate of 25%.

Net income. Net income decreased by approximately $1.2 million or 70.3% to approximately $0.5 million in 2010 from approximately $1.8 million in 2009, due to our 83.9% increase in operating expenses, coupled with our 87.8% increase in income tax expenses.

Liquidity and Capital Resources, page 42

7.

Please refer to your revised disclosure in response to our comment seven. The current disclosure does not appear to indicate the nature of all restrictions on your Chinese subsidiary’s net assets, the amount of those net assets, and the potential impact on your liquidity. Please revise your MD&A disclosure to address this concern. Specifically address the following:

  If any of your wholly-owned foreign enterprise operating subsidiaries incurs debt on its own behalf, whether the instruments governing the debt may restrict their ability to pay dividends or make other distributions to the Company; and

  Whether net income set aside to fund specific reserves (i.e. mandatory contributions to employee funds, and the statutory surplus fund discussed on page F-18) in accordance with PRC laws and regulations by your PRC operating subsidiaries are distributable as cash dividends. If such amounts are not distributable as cash dividends, please quantify the amount of the restrictions.

RESPONSE: Please be advised that we have revised our disclosure under the “Liquidity and Capital Resources” section in the Amendment to include the following:

If any of our wholly-owned foreign enterprise operating subsidiaries incurs debt on its own behalf, the instruments governing the debt will not restrict their ability to pay dividends or make other distributions to the Company.

Net income set aside to fund specific reserves in accordance with PRC laws and regulations by our PRC operating subsidiaries are not distributable as cash dividends. The minimum amount of the reserves required by PRC laws and regulations is 10% of current year net income.

Operating Activities, page 44

8.

Please refer to your revised disclosure in response to our comment nine. With respect to your discussion of the change in inventories and other current assets and prepaid expenses, the changes in the amount as disclosed here does not agree to the amounts reflected on the statement of cash flows. Please advise or revise.

RESPONSE: Please be advised that we have revised our disclosure on Operating Activities in the Amendment to include the following:

Inventories. Our inventories increased by approximately $168,000, in addition to approximately $17,000 increase due to change of exchange rate. Our inventories increased to approximately $521,000 in 2010 from approximately $336,000 in 2009. The increase in our inventory was mainly attributed to our increase in revenue and customers.

Other current assets and prepaid expenses. Our other current assets and prepaid expense increased by approximately $227,000, in addition to approximately $20,000 increase due to change of exchange rate, offset by an impairment loss of approximately $147,000. Our other current assets and prepaid expenses increased from approximately $527,000 in 2009 to approximately $627,000 in 2010. The increase was mainly due to the increase in rental deposits and prepayments, which we prepaid for leasing premises for our new clinics in Leshan, Yibin and Zigong.

Critical Accounting Policies

Variable Interest Entities, page 48

9.

With respect to your revised disclosure in response to our comment 10, please revise your disclosure to state whether the equity pledge agreements have been registered with a governmental authority in accordance with Chinese regulations. If these agreements have not been registered, please disclose the risks and uncertainties surrounding this agreement and the potential impact to your financial statements.

RESPONSE: Please be advised that we are in the process of registering the equity pledge agreements with the appropriate governmental authority in accordance with Chinese regulations. Accordingly, we have revised language in our Amendment on page 49 to reflect this registration and the risks and uncertainties if these agreements are not registered.

Section 16(a) Beneficial Ownership Reporting Compliance, page 54

10.	Please update your disclosure in this section for your fiscal year ended December 31, 2010.

RESPONSE: Please be advised that we have updated our disclosure in this section for our fiscal year ended December 31, 2010 to state the following:

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our directors, executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us.

Based solely on our review of the copies of such reports furnished to us or filed with the SEC, we believe that all Section 16(a) reports were timely filed for the fiscal year ended December 31, 2010, except that each of the following reporting persons filed a late initial report on Form 3: Yixiang Zhang, Wenbin Zhu, Wenhui Shao, Kwai Man Yip, Xingwang Pu, Ping Yang, Wei Chen, Leading Pioneer Ltd. and Techno Meg Ltd. The Section 16(a) reporting requirements have been re-communicated to executive officers and directors to prevent late filings in future periods.

Item 16. Exhibits and Financial Statement Schedules

Notes to the Financial Statements1. Summary of Significant Accounting Polices and Organization

(A) Organization, page F-6

11.

Please refer to your revised disclosure in response to our comment twelve. Please demonstrate how the entities were under common control under EITF 02-05, or revise your disclosure to remove the reference to the entities being under common control prior to the consummation of the Restructuring Agreements on April 27, 2010.

RESPONSE: Please be advised that we will remove the reference to the entities being under common control prior to the consummation of the Restructuring Agreements on April 27, 2010 in our next quarterly report on Form 10-Q.

(I) Revenue Recognition

Cash Coupons, page F-10

12.	With respect to your revised disclosure in response to our comment 13, please revise your disclosure to clarify whether coupons were issued in 2009, as previously requested.

RESPONSE: Please be advised that the amounts of issued cash coupons during the fiscal years ended December 31, 2010 and 2009 were $0 and $192,996, respectively.

4. Private Placement

Securities Purchase Agreement, page F-15

13.	Please refer to your response to our comment 15. We note you have concluded that Guarantees “A” and “B” should be classified under ASC 450. Please address the following:

  Why you believe ASC 460-10-15-7i is applicable to Guarantee B;

  Whether the warranties are considered a derivative under ASC 815-10-15-83; and

  Whether the warranties are freestanding or embedded, and how you derived your conclusion.

As the provisions of the agreement indicate that either provision could trigger the payments, please evaluate Guarantees “A” & “B” separately.

RESPONSE: Please be advised that our responses for your comment 13 as the following:

Why you believe ASC 460-10-15-7i is applicable to Guarantee B

Pursuant to ASC460-10-15-7i, “A guarantee or an indemnification of an entity’s own future performance” is scope-out of ASC 460. We considered the guarantee of after-tax net income for the fiscal year ending December 31, 2011 is less than the Company’s after-tax net income for the fiscal year ended December 31, 2010 (“Guarantee B-Profit Guarantee”) is a guarantee of an entity’s own future performance and, therefore, applicable to Guarantee B.

Whether the warranties are considered a derivative under ASC 815-10-15-83

Guarantee A and Guarantee B

Pursuant to ASC 815-10-15-83, a derivative instrument is a financial instrument or other contract that meets the requirements of ASC 815-10-15-83 a to c and ASC 815-10-15-83c stated that “Net settlement. The contract can be settled net by any of the following means:

1)	Its terms implicitly or explicitly require or permit net settlement.
2)	It can readily be settled net by a mean outside the contract.
3)	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

Since (1) the terms of Guarantee A and Guarantee B do not address whether the compensation should be settled in cash or shares; and (2) Guarantee A and Guarantee B also do not mention if it permits or requires net settlement, therefore, we consider the terms of Guarantee A and Guarantee B do not implicitly or explicitly require or permit net settlement.

In addition, to the best of our understanding, there is no market mechanism to facilitate net settlement outside the contracts. We also consider it cannot readily be settled net by means outside the contract.

Finally Guarantee A and Guarantee B do not require the delivery of a derivative instrument or an asset that is readily convertible to cash. As a result, we believe Guarantee A and Guarantee B are not required to be recorded as derivative liabilities and, accordingly, we are not required to consider if they are either freestanding or embedded.

Whether the warranties are freestanding or embedded, and how you derived your conclusion

Please see our response above.

Exhibit 23.3

14.

We have reviewed Exhibit 23.3 filed in response to prior comment 18. Please expand the consent of your PRC counsel to expressly state that such counsel consents to the summarization of their opinion included on page 30 of your registration statement. See Securities Act Rule 436(a).

RESPONSE: Please be advised that our PRC counsel has consented to our use of the summarization of their opinion included on page 30 of our Amendment and we have filed such consent as Exhibit 23.3 to our Amendment.

The Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff have any questions regarding the Amendment No.1 to the Current Report or any of our responses to the Comment Letter, please do not hesitate to contact Jie Xiu at (212) 704-6018 or Howard Jiang at (212) 704-6063 of Troutman Sanders LLP, our outside legal counsel. Their fax number is (212) 704-5904.

Sincerely,

China SHESAYS Medical Cosmetology Inc.

By:	/s/ Yixiang Zhang
Yixiang Zhang
Chief Executive Officer